SO 3/28/02



02007798

K9 3/28/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 25 2002

SEC FILE NUMBER
8- 42927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAMPION SECURITIES COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#3 - 5TH AVENUE
(No. and Street)

SAN FRANCISCO, CA 94118
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BASIL R. TWIST, JR. 415·386·1690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

* SEE ATTACHED "OATH OR AFFIRMATION"
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

K9 3/28

OATH OR AFFIRMATION

I, BASIL R. TWIST, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAMPION SECURITIES COMPANY LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 15 DAY OF March 19 2002

BY Basil R. Twist

[signature]

NOTARY PUBLIC


NAS LOZANI
Commission # 1319198
Notary Public - California
San Francisco County
My Comm. Expires Sep 26, 2005

Notary Public

[signature]

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, BASIL R. TWIST, JR., swear (or affirm) that since the date of the previous financial statements or report filed pursuant to Article 240.15b1-2, the securities business of CHAMPION SECURITIES COMPANY LLC has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of that issuer, said broker has not otherwise received any funds or securities in connection therewith, and said broker has not otherwise held funds of securities or owed money or securities to customers.

The sole business engaged in by CHAMPION SECURITIES COMPANY LLC since its formation has been to act as placement agent for a single issuer in a continuous offering. All funds received fo or owed to customers are sent to U.S. Bank Trust National Association in Minneapolis, which then transmits them to the issuer or the customer, as appropriate.

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 15 DAY OF March 2002
BY Basil R. Twist Jr
[signature]
NOTARY PUBLIC

[signature]
Basil R. Twist, Jr., President

3/15/02
Date


NAS LOZANI
Commission # 1319198
Notary Public - California
San Francisco County
My Comm. Expires Sep 26, 2005

CHAMPION SECURITIES COMPANY L.L.C.

BALANCE SHEET - DECEMBER 31, 2001

ASSETS

CASH	$	1,728
CERTIFICATE OF DEPOSIT	$	5,000
RECEIVABLES	$	15,420
OTHER ASSETS	$	22
Total assets	$	22,170

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
COMMITMENTS AND CONTINGENCIES	$	-
MEMBERS' EQUITY	$	22,170
Total liabilities and members' equity	$	22,170

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions	$	-
Interest Income	$	177
Total revenues	$	177
EXPENSES:		
Broker registration and related costs	$	554
Insurance	$	362
Bank Charges	$	110
Total expenses	$	1,026
Net income	$	(849)

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(849)
Adjustment to reconcile net income to net cash and cash equivalents provided by operating activities:		
Decrease in receivables	$	-
Decrease in other assets	$	21
Net cash and cash equivalents used in operating activities	$	(828)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital distributions to members	$	-
Net cash and cash equivalents used in financing activities	$	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(828)
CASH AND CASH EQUIVALENTS, December 31, 2000	$	2,556
CASH AND CASH EQUIVALENTS, December 31, 2001	$	1,728

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Champion Securities a Limited Partnership	MMA Financial Services, Inc.	Total Members' Equity
BALANCE, DECEMBER 31, 2000	22,788	230	$ 23,018
Net income	(841)	(8)	(849)
Capital distribution to members	0	0	0
BALANCE, DECEMBER 31, 2001	$ 21,947	$ 222	$ 22,169

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. DESCRIPTION OF BUSINESS:

Champion Securities Company L.L.C. (the Company), a Delaware limited liability company, is owned 99% by Champion Securities, a Limited Partnership (CSLP) and 1% by MMA Financial Services, Inc., the general partner of CSLP. The Company has a written agreement with CSLP whereby CSLP absorbs most of the expenses of the Company, except for certain regulatory and registration costs.

The Company is a licensed securities broker and was formed to act as placement agent of a new security instrument developed by an affiliate, Champion Capital Corporation (Champion).

During 1992, the company began private placement of Champion's MarketMultiple Account (MMA) contracts and earned a commission on these private-placements.

The Company will terminate on or before December 31, 2045.

2. ACCOUNTING POLICY:

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash in a bank and a certificate of deposit with an original maturity of three months or less.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the National Association of Securities Dealers, Inc., which requires the Company to maintain a minimum net capital of the greater of 6-2/3 percent of total aggregate indebtedness(as defined by the Rule) or $5,000. Aggregate indebtedness and net capital change from day to day; at December 31, 2001, aggregate indebtedness was $0 and net capital was $6,728, which exceeded the SEC requirement by $1,728.

4. EXEMPTION FROM RULE 15C3-3:

The Company was exempt from the SEC's Customer Protection Rule 15c3-3 throughout the year ended December 31, 2001.

CHAMPION SECURITIES COMPANY L.L.C DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			22,170 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			22,170 [3500]
4.	Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
B.	Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			22,170 [3530]
6.	Deductions and/or charges:			
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)		15,442 [3540]	
B.	Secured demand note deficiency		[3590]	
C.	Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D.	Other deductions and/or charges		[3610]	-15,442 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			6,728 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A.	Contractual securities commitments		[3660]	
B.	Subordinated securities borrowings			

CHAMPION SECURITIES COMPANY L.L.C. DECEMBER 31, 2001

C. Trading and investment securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			6,728 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	1,728 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	6,728 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts(List)		

CHAMPION SECURITIES COMPANY L.L.C. **DECEMBER 31, 2001**

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]
[Close Form] [Download] [Print Preview] [Help]

CHAMPION SECURITIES COMPANY L.L.C. **DECEMBER 31, 2001**

EXEMPTIVE PROVISIONS

25.
If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	[4335A2]	[4335B]
8-____ [4335C]	[4335C2]	[4335D]
8-____ [4335E]	[4335E2]	[4335F]
8-____ [4335G]	[4335G2]	[4335H]
8-____ [4335I]	[4335I2]	[4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

CHAMPION SECURITIES COMPANY L.L.C.

RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

There are no significant differences between the computation reflected at Schedules I and II and that previously filed by the Company.